UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934 (Amendment No. __)*
CM SEVEN STAR ACQUISITION CORPORATION
(Name of Issuer) Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G2345N102
(CUSIP Number) December 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1..			NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westchester Capital Management, LLC 27-3790558
2..	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3..			SEC USE ONLY
4..	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	1,274,998 shares
	6.	SHARED VOTING POWER	None
	7.	SOLE DISPOSITIVE POWER	1,274,998 shares
	8.	SHARED DISPOSITIVE POWER	None
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,274,998 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.84%*
12.	TYPE OF REPORTING PERSON		IA

* Based on 26,323,092 Shares outstanding as of November 13, 2018, as reported in the Issuer’s Quarterly Report for the quarter ending September 30, 2018 filed with the Securities and Exchange Commission on November 13, 2018.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westchester Capital Partners, LLC 13-3869675
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	73,960 shares
	6.	SHARED VOTING POWER	None
	7.	SOLE DISPOSITIVE POWER	73,960 shares
	8.	SHARED DISPOSITIVE POWER	None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,960 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		.28%*
12.	TYPE OF REPORTING PERSON		IA

* Based on 26,323,092 Shares outstanding as of November 13, 2018, as reported in the Issuer’s Quarterly Report for the quarter ending September 30, 2018 filed with the Securities and Exchange Commission on November 13, 2018.

Item 1(a).	Name of Issuer
The name of the issuer to which this filing on Schedule 13G relates is CM Seven Star Acquisition Corporation (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices
The principal executive offices of the Company are located at Suite 1306, 13/F, AIA, Central, Hong Kong.
Item 2(a).	Name of Person Filing
This statement is being filed jointly by the following (each, a “Reporting Person,” and collectively, the “Reporting Persons”):  Westchester Capital Management, LLC (“WCM”), a Delaware limited liability company and Westchester Capital Partners LLC (“WCP”), a Delaware limited liability company.
WCM, a registered investment adviser, serves as (a) investment advisor to each of The Merger Fund (“MF”), WCM Alternatives: Credit Event Fund (“CEF”), WCM Alternatives: Event-Driven Fund (“EDF”) and (b) the sub-advisor to each of JNL Multi-Manager Alternative Fund (”JARB”) and JNL/Westchester Capital Event Driven Fund (“JNL”).  WCP, a registered investment adviser, serves as investment advisor to WCM Master Trust (“Master Trust”, together with MF, CEF, EDF, JARB and JNL, the “Funds”).  The Funds directly hold Ordinary Shares for the benefit of the investors in those Funds.  Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of WCM and Co-Managers and members of WCP.  Messrs. Behren and Shannon are indirect principal owners of WCM and WCP and may control WCM and WCP.
The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time.  Based on the foregoing and the relationships described herein, these parties may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Item 2(b).	Address or Principal Business Office or, if none, Residence:
100 Summit Drive, Valhalla, NY 10595
Item 2(c).	Citizenship
Each of WCM and WCP are organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities
The class of equity securities of the Company to which this filing on Schedule 13G relates is Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”).
Item 2(e).	CUSIP Number
The CUSIP number of the Company’s Ordinary Shares is G2345N102.
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
(e)	[X] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).
[ ] If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership
The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference.  WCM as (a) investment advisor to each of MF, CEF and EDF, and (b) the sub-advisor to each of JARB and JNL may be deemed to beneficially own shares of Ordinary Shares held by MF, CEF, EDF, JARB and JNL.  WCP, as investment advisor to Master Trust may be deemed to beneficially own shares of Common Stock held by the Master Trust.   Messrs. Behren and Shannon each serve as Co-Presidents of WCM and Co-Managers and members of WCP.  By virtue of these relationships, WCM, WCP and Messrs. Behren and Shannon may be deemed to beneficially own the Ordinary Shares held by the Funds, however, each of the Reporting Persons and Messrs. Behren and Shannon disclaim beneficial ownership of such shares of Ordinary Shares, except to the extent of their pecuniary interest therein.  The filing of this Statement shall not be construed as an admission that the Reporting Persons and Messrs. Behren and Shannon are, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by the Funds.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2019

WESTCHESTER CAPITAL MANAGEMENT, LLC
By:	/s/ Bruce Rubin
Name: Bruce Rubin Title: Chief Operating Officer
WESTCHESTER CAPITAL PARTNERS, LLC
By:	/s/ Bruce Rubin
Name: Bruce Rubin Title: Chief Compliance Officer

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares of CM Seven Star Acquisition Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 12, 2019.

Dated:  February 12, 2019

WESTCHESTER CAPITAL MANAGEMENT, LLC
By:	/s/ Bruce Rubin
Name: Bruce Rubin Title: Chief Operating Officer
WESTCHESTER CAPITAL PARTNERS, LLC
By:	/s/ Bruce Rubin
Name: Bruce Rubin Title: Chief Compliance Officer